UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Guess?, Inc. (Name of Issuer)
Common Stock
(Title of Class of Securities)

401617 10 5
(CUSIP Number)

Paul Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2024 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ❑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Paul Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	❑
	(b)	❑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	Item 2(d)	❑
	Item 2(e)	❑

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 12,497,305

		8.	Shared Voting Power 4,663,979

		9.	Sole Dispositive Power 15,307,121

		10.	Shared Dispositive Power 4,075,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,382,230 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ❑

13.	Percent of Class Represented by Amount in Row (11) 37.4% (2)

14.	Type of Reporting Person (See Instructions) IN

__________________________
(1) Includes 4,663,979 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2) Based on 51,422,316 shares of Common Stock of the Issuer, par value $0.01 ("Common Stock"), outstanding on September 3, 2024, as reported by the Issuer in its Form 10-Q for the quarter ended August 3, 2024 filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2024 (plus an additional 348,157 shares which the Reporting Person has the right to acquire under existing stock option awards).

This Amendment No. 6 to Schedule 13D amends, or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock filed by the Reporting Person with the SEC on September 2, 2020, as amended by the filing of Amendment No. 1 on March 28, 2022, the filing of Amendment No. 2 on July 1, 2022, the filing of Amendment No. 3 on April 17, 2023, the filing of Amendment No. 4 on December 27, 2023 and the filing of Amendment No. 5 on April 2, 2024. Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.
This Amendment No. 6 is being made to reflect a change in the percentage of shares of Common Stock beneficially owned by the Reporting Person due to the Reporting Person obtaining sole voting or sole investment power of certain shares by virtue of the Reporting Person’s brother, Maurice Marciano, ceasing to have voting or investment power with respect to certain trusts and entities through which shares are held as a result of changes in the administration of such trusts and entities, and does not reflect a sale or disposition of shares by the Reporting Person. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D, as amended to date.
Item 5. Interest in Securities of the Issuer
(a)As of October 16, 2024, the aggregate number of shares beneficially owned by the Reporting Person is 19,382,230 shares of Common Stock (including the right to acquire 348,157 shares within sixty days) which equals 37.4% of the 51,770,473 shares of Common Stock that would be outstanding if all of the rights to acquire shares within sixty days were exercised. The aggregate number of shares beneficially owned by the Reporting Person includes 4,663,979 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(b)The breakdown of voting and investment power is as follows:

Holder	Number of Shares	Voting Power	Investment Power
Paul Marciano Trust	10,654,866	Sole	Sole
Maurice Marciano Trust	4,025,109 (1)(2)	Shared	Shared
ENRG Capital Holdings, LLC	1,081,700	Sole as to 270,425, none as to remainder	Sole
G Financial Holdings, LLC	170,666	None	Sole
G Financial Holdings II, LLC	339,005	None	Sole
Carolem Capital, LLC	1,200,000 (1)(2)	Shared as to 300,000, none as to remainder	Sole
Next Step Capital, LLC	103,801 (1)(2)	Sole as to 92,401, shared as to 11,400	Sole
Next Step Capital II, LLC	554,940 (1)(2)	Sole as to 277,470, shared as to 277,470	Sole
Nonexempt Gift Trust under the Next Step Trust	370,309 (2)	Sole	Sole
Exempt Gift Trust under the Next Step Trust	105,977 (2)	Sole	Sole
Paul Marciano Foundation	377,700 (3)	Sole	Sole
Maurice & Paul Marciano Art Foundation	50,000 (1)(3)	Shared	Shared
Options exercisable by Reporting Person within 60 days	348,157	Sole	Sole

(1)Includes shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2)The Reporting Person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)The Reporting Person has no pecuniary interest in these shares, which are owned by a nonprofit corporation.

(c)During the past sixty days, the Reporting Person has not acquired or disposed of any shares of Common Stock of the Issuer.

(d)See Item 5(b).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 16, 2024

/s/ Jason T. Miller
JASON T. MILLER (attorney in fact)